ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

Market Update

BRISBANE, Australia, June 7, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX”) refers to the article published in the Australian Financial Review speculating that NOVONIX will undertake a capital raising. NOVONIX wishes to advise that it has considered its position and is not undertaking an equity capital raising at this time and that its capital position remains strong.

NOVONIX also confirms it is in compliance with ASX Listing Rule 3.1.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA